Prenetics Global Ltd

Unit 701-706, K11 Atelier King’s Road

728 King’s Road, Quarry Bay

Hong Kong

July 28, 2023

VIA EDGAR

Mr. Al Pavot

Mr. Terence O’Brien

Mr. Nicholas O’Leary

Ms. Margaret Schwartz

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prenetics Global Ltd (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed on May 1, 2023 (File No. 001-41401)

Dear Mr. Pavot, Mr. O’Brien, Mr. O’Leary and Ms. Schwartz,

This letter sets forth the Company’s supplemental responses to its response dated July 14, 2023, to address the comments contained in the letter dated June 14, 2023 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on May 1, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Part I

Item 3. Key Information

D. Risk Factors, page 6

7.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to include the referenced disclosure in the summary of risk factors in Part I. Item 3.D. Risk Factors of its future Form 20-F filings (with additions shown in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 28, 2023

Risks Relating to Doing Business in Hong Kong

…

•

The mainland Chinese government has significant oversight, discretion and control over the manner in which companies incorporated under the laws of mainland China must conduct their business activities, but as we operate in Hong Kong and not mainland China, the mainland Chinese government currently does not exert direct oversight and discretion over the manner in which we conduct our business activities. However, there is no guarantee that the mainland Chinese government will not seek to intervene or influence our operations at any time. If we were to become subject to such oversight, discretion and control, including over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless, which would materially affect the interests of the investors.

•

Our business, financial condition and results of operations, and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of mainland China become applicable to us. In that case, we may be subject to the risks and uncertainties associated with the evolving laws and regulations in mainland China, their interpretation and implementation, and the legal and regulatory system in mainland China more generally, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

In addition, the Company respectfully proposes to include the reference disclosure in Part I. Item 3.D. Risk Factors of its future Form 20-F filings (with additions shown in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

The mainland Chinese government has significant oversight, discretion and control over the manner in which companies incorporated under the laws of mainland China must conduct their business activities, but as we operate in Hong Kong and not mainland China, the mainland Chinese government currently does not exert direct oversight and discretion over the manner in which we conduct our business activities. However, there is no guarantee that the mainland Chinese government will not seek to intervene or influence our operations at any time. If we were to become subject to such oversight, discretion and control, including over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless, which would materially affect the interests of the investors.

We currently do not have any business operations in mainland China or generate revenues from any businesses in mainland China. We believe that the laws and regulations of mainland China do not currently have any material impact on our business operations, and the mainland Chinese government does not currently exert direct influence or intervention over the manner in which we conduct our business. However, we believe there is significant market opportunity in mainland China for early detection for cancer. If we do decide to expand our operations into mainland China in the future, we could be subject to the significant oversight of the mainland Chinese government. In addition, because of our substantial operations in Hong Kong and given the mainland Chinese government’s significant oversight authority over the conduct of business in Hong Kong generally, there is no guarantee that we will not be subject to such direct influence or intervention in the future due to changes in laws or other unforeseeable reasons. There is always a risk that the mainland Chinese government may, in the future, seek to affect operations of any company with any level of operations in mainland China or Hong Kong, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. There also can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business.

The PRC legal system is evolving rapidly and the PRC laws, regulations, and rules may change quickly with little or no advance notice. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretation of these laws, rules and regulations may contain inconsistencies, the enforcement of which involves uncertainties.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 28, 2023

If we were to become subject to the direct intervention or influence of the mainland Chinese government at any time due to changes in laws or other unforeseeable reasons, it may require a material change in our operations and/ or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices and value of our securities could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct mainland Chinese government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the mainland Chinese government will not intervene in or influence our current or future operations at any time.

The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted in the U.S. or in other international jurisdictions and/or foreign investment in China-based issuers. Based on the advice of our PRC legal counsel, DaHui Lawyers, we believe that we are currently not required to obtain any permission or approval from the CSRC, CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors.

With respect to the issuance of securities to foreign investors, the Regulations on Mergers and Acquisitions of Domestics Enterprises by Foreign Investors (“M&A Rules”) include, among other things, provisions that purport to require any offshore special purpose vehicle that is controlled by PRC companies or individuals and formed for the purpose of seeking a public listing on an overseas stock exchange through acquisition of PRC domestic companies to obtain the approval of the CSRC prior to the listing and trading of its securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by any such special purpose vehicle seeking CSRC’s approval of overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules and the CSRC approval requirement to offshore special purpose vehicles.

The revised Measures for Cybersecurity Review, or Review Measures, came into effect on February 15, 2022. The Review Measures stipulate that cybersecurity review is mandatory where a network platform operator that has personal information of more than one million users seeks to list overseas. As advised by our PRC legal counsel, DaHui Lawyers, the offering of our securities is not subject to the foregoing cybersecurity review. That said, the Review Measures provide CAC and relevant authorities certain discretion to initiate cybersecurity review where any network product or service or any data handling activity is considered to affect or may affect national security, which may lead to uncertainties in relation to the impact of the Review Measures impact on our operations or the offering of our securities. As of the date of this prospectus, there are no commensurate laws or regulations in Hong Kong which result in similar significant oversight over data security for companies seeking to offer securities on a foreign exchange. However, we cannot guarantee that, if, in the future, such laws or regulations were issued in Hong Kong, we would be compliant with such laws or regulations in a timely manner or at all. In addition, we may have to spend significant time and costs to become compliant. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the relevant regulatory authorities, and our ability to conduct our business, or offer securities on a U.S. or other international securities exchange may be restricted. As a result of the foregoing, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Further, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law (“Opinions”). These Opinions have laid the groundwork for strengthening the Chinese government’s monitoring of illegal securities activities in China and the supervision of overseas listings by China-based companies. The Opinions generally provide that existing laws and regulations regarding data security, cross-border data transmission, and the protection of classified information should be further supplemented, and that the PRC government will seek to deepen its cross- border audit supervision cooperation with the regulatory bodies in other countries in law-based and reciprocal manner. On February 17, 2023, CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, “New Overseas Listing Rules”), which have come into effect on March 31, 2023. New Overseas Listing Rules stipulate filing requirements for foreign direct or indirect issuance and listing of securities by domestic companies. As advised by our PRC legal counsel, DaHui Lawyers, the offering of our securities is not subject to the New Overseas Listing Rules or filing requirements.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 28, 2023

Based on their understanding of the current PRC laws and regulations, our PRC legal counsel, DaHui Lawyers, has advised that we are not required to obtain any prior permission under the M&A Rules or the Opinions from any PRC governmental authorities (including the CSRC) for consummating this offering, given that: (a) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to the M&A Rules; and (b) we are not controlled by PRC companies or individuals nor formed for the purpose of seeking a public listing on an overseas stock exchange through acquisition of PRC domestic companies. In addition, our PRC legal counsel, DaHui Lawyers, has advised that the offering of our securities is neither subject to the mandatory cybersecurity review under the Review Measures nor the filing requirements under New Overseas Listing Rules.

However, there is no guarantee that this will continue to be the case in relation to the continued listing of our securities on a securities exchange outside of China, or even if such permission is required and obtained, it will not be subsequently denied or rescinded. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted in the U.S. or in other international jurisdictions (including those by issuers whose primary operations are in Hong Kong) and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Our business, financial condition and results of operations, and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of mainland China become applicable to us. In that case, we may be subject to the risks and uncertainties associated with the evolving laws and regulations in mainland China, their interpretation and implementation, and the legal and regulatory system in mainland China more generally, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.)

We conduct our operations primarily through our subsidiaries in Hong Kong and other jurisdictions. For the years ended December 31, 2020, December 31, 2021 and December 31, 2022, we generated all of our revenue from our businesses outside of mainland China. Moreover, we do not sell any testing products in mainland China or solicit any customer or collect, host or manage any customer’s personal data in mainland China. Nor do we have access to any personal data of any customer in mainland China that is collected, hosted or managed by our historical minority interest in a genomics business in mainland China. Accordingly, we believe that the laws and regulations of mainland China, including the developments in cybersecurity laws and regulations of mainland China, do not currently have any material impact on our business, financial condition and results of operations or the listing of our securities, notwithstanding the fact that we have substantial operations in Hong Kong.

Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. While the National People’s Congress of the PRC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law, including the enacted version of PRC Data Security Law, the revised Measures for Cybersecurity Review (“Review Measures”) issued by the CAC, and the PRC Personal Information Protection Law, do not apply in Hong Kong.

If certain PRC laws and regulations were to become applicable in Hong Kong in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities to significantly decline or become worthless. In addition, the laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to our business, we may be subject to the risks and uncertainties associated with the legal system in the PRC including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 28, 2023

8.

Please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “non-inspection years” from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company respectfully proposes to include the referenced disclosure as follows in Part I. Item 3.D. Risk Factors of its future Form 20-F filings (with additions shown in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Risks Relating to Our Business and Industry

…

Our securities may be prohibited from being traded in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreased the number of “non-inspection years” from three years to two years, and thus, reduced the time before our securities may be prohibited from trading or delisted. The delisting of our securities, or the threat of them being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act (“HFCAA”), if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for a number of consecutive years (“non-inspection years”), the SEC will prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which, among other things, reduced the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two years. The decrease in non-inspection years would reduce the time period before our securities may be prohibited from trading or delisted if the PCAOB determines that it is unable to inspect or investigate completely our auditor under the HFCAA.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China or Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 28, 2023

9.

We note your disclosure about having business operations in Hong Kong and not in Mainland China and the risks that come with having direct Chinese government oversight authority on page 20. Disclose in this Risk Factor, as you do in the Post-Effective Amendment No. 3 to Form F-1, file no. 333-265284, dated May 31, 2023, that you believe there is significant market opportunity for you in Mainland China for early detection of cancer. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to include the disclosure referenced in our response to the Staff’s comment no. 7.

10.

In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Also, provide risk factor disclosure to explain whether there are any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security and explain how this oversight impacts the company’s business and the offering and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

In response to the Staff’s comment, the Company respectfully proposes to include the disclosure referenced in our response to comment no. 7 which is set out above. The Company respectfully submits that it did not and does not have any operations in Macau and therefore any oversight over data security in Macau is not relevant to the Company’s business.

11.

Please revise to include a separate section that discloses the information required by Item 101(g) of Regulation S-K. Include Summary Risk Factor and Risk Factor disclosure discussing where your executive officers and directors are located, specifically addressing the difficulty of bringing actions against individuals located in China (or other foreign jurisdictions) and enforcing judgments against them.

In response to the Staff’s comment, the Company respectfully proposes to include the referenced disclosure as follows in the summary risk factor section of Part I. Item 3.D. Risk Factors of its future Form 20-F filings (with additions shown in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States.

In addition, the Company respectfully proposes to include the referenced disclosure as follows in the summary risk factor section of Part I. Item 3.D. Risk Factors of its future Form 20-F filings (with additions shown in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and we conduct a majority of our operations through our subsidiaries outside the United States. Substantially all of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and reside in Hong Kong, and a substantial portion of the assets of those persons are located outside of the United States. None of our officers or directors reside in mainland China. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers who reside in Hong Kong or outside the United States, to bring original actions in Hong Kong or outside the United States based on the securities laws of the United States against our directors or officers who reside in Hong Kong or outside the United States, or to enforce judgments obtained in the United States courts against our directors or officers in Hong Kong or outside the United States.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 28, 2023

Our corporate affairs are be governed by our amended and restated memorandum and articles of association (“Amended Articles”), the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States and some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Grand Court of the Cayman Islands may not (i) recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state of the United States; and (ii) in original actions brought in the Cayman Islands, impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state of the United States, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a final and conclusive foreign judgment obtained against us will be recognized by the Grand Court as a cause of action for a debt and may be sued upon without reexamination of the issues if: (a) the foreign court had jurisdiction in the matter; (b) we either submitted to the jurisdiction of the foreign court or were resident and carrying on business in the jurisdiction and were duly served with process; (c) the judgment was not obtained by fraud; (d) the judgment was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations imposed on us; (e) recognition or enforcement of the judgment in the Cayman Islands would not be contrary to public policy; and (f) the proceedings under which the judgment was obtained were not contrary to the principles of natural justice. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges, any special resolutions passed by shareholders and a list of the names of the current directors) or to obtain copies of lists of shareholders of these companies. Pursuant to the Amended Articles, our directors shall from time to time determine whether and to what extent and at what time and places and under what conditions or articles the accounts and books of us or any of them shall be open to the inspection of our shareholders not being directors, and none of our shareholders (not being a director) shall have any right of inspection of any account or book or document of us except as conferred by law or authorized by the directors or by ordinary resolution of our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. As a foreign private issuer whose securities are listed on the NASDAQ, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the NASDAQ Rules pursuant to NASDAQ Rule 5615(a)(3), which provides for such exemption to compliance with the NASDAQ Rule 5600 Series. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers listed on the NASDAQ.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 28, 2023

12.

We note your definition of “mainland China” excludes Hong Kong and Macau. Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.

In response to the Staff’s comment, the Company respectfully submits that both the definition for “China” or “PRC”, which includes Hong Kong and Macau, and the definition for “mainland China”, which excludes Hong Kong and Macau, have been included in the annual report. In addition, the Company respectfully refers the Staff to our response to the Staff’s comment no. 2, which discloses that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned by phone at +852 2210 9588 or via email at danny@prenetics.com.

Very truly yours,

/s/ Yeung Danny Sheng Wu
Yeung Danny Sheng Wu

cc:	Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Global Limited

Jonathan Stone, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Paloma Wang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Bayern Chui, Partner, KPMG